October 31, 2017

Angela Mokodean,

Senior Counsel,

Division of Investment Management,

Securities and Exchange Commission,

100 F Street, NE,

Washington, DC 20549.

Re:	TCW Direct Lending VII LLC Registration Statement on Form 10
(File No. 000-55835)

Dear Ms. Mokodean:

This letter responds to the comments of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) provided by you to us telephonically on October 24, 2017 with respect to Amendment No. 1 to the above-referenced Registration Statement on Form 10 filed with the Commission by TCW Direct Lending VII LLC (the “Company”) on October 16, 2017. The Company is concurrently filing Amendment No. 2 to the Registration Statement via EDGAR (“Amendment No. 2”).

Set forth below in bold italics are the comments of the Staff provided by you, and immediately below each comment is the response of the Company with respect thereto. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

Item 1. Business

Investment Management and Advisory Agreement

1.	On page 3, the Company states: “We may make investments through wholly owned subsidiaries.” Supplementally describe the kinds of wholly owned subsidiaries the Company contemplates having and for what purposes.

In response to the Staff’s comment, the Company has included on page 3 of Amendment No. 2 the following revised disclosure (underlined text is new):

We may make investments through wholly owned subsidiaries. Such subsidiaries are expected to be organized as corporations or limited liability companies and will not be registered under the 1940 Act. These subsidiaries may be formed to obtain favorable tax benefits or to obtain financing on favorable terms due to their bankruptcy-remote characteristics. Our board of directors has oversight responsibility for our investment activities, including our investment in any subsidiary, and our role as sole shareholder of any subsidiary. To the extent applicable to the investment activities of a subsidiary, the subsidiary will follow the same compliance policies and procedures as the Company. We would “look through” any such subsidiary to determine compliance with our investment policies.

2.	On page 3, the Company states: “We would “look through” any such subsidiary to determine compliance with our investment policies.” Supplementally explain whether the “look-through” approach means that a subsidiary’s investments will be consolidated with the Company’s investments in determining the Company’s compliance with the asset coverage requirements of Section 61(a) of the 1940 Act.

The Company confirms that the investments of any wholly owned subsidiary of the Company will be consolidated with the Company’s investments in determining the Company’s compliance with the asset coverage requirements of Section 61(a) of the 1940 Act.

Expenses

3.	Please confirm, and update the disclosure to reflect, that the recapture of prior year expenses, as discussed on page 9, will not cause the Company’s expense ratio after any repayment is taken into account to exceed either (1) the expense cap in place at the time of waiver or (2) the Company’s current expense cap.

In response to the Staff’s comment, the Company has revised its disclosure on page 9 to eliminate the discussion of carrying forward expenses to the extent actual annual expenses are below the 12.5 basis point limit and to clarify that any carryforward of excess expense shall be limited to three years.

4.	On page 9, the Company states: “Notwithstanding the foregoing, in no event will the Company carryforward to future periods the amount by which actual annual Company Expenses for a year exceed the 12.5 basis point limit for more than three years from the end of the year in which such expenses were incurred.” Please either revise the words “from the end of the year in which such expenses were incurred” to “from the date on which such expenses were reimbursed” or explain why a longer period than three years from the date of reimbursement should be permitted. If such an explanation is provided, please confirm that you conducted a FAS 5 and ASC 450 analysis and concluded that recoupment is not probable.

In response to the Staff’s comment, the Company has revised its disclosure on page 9 to replace the words “from the end of the year in which such expenses were incurred” with “from the date on which such expenses were reimbursed”.

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If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4940 or by email (farrarw@sullcrom.com).

Yours truly,

/s/ William G. Farrar

William G. Farrar

(Enclosure)

cc:	Meredith Jackson, Esq.
Oladipo Ashiru, Esq.
(TCW Asset Management Company LLC)